                                                                     Exhibit 1.1



                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                     TEL: (65) 6220 8411 FAX: (65) 6226 0502

FOR IMMEDIATE RELEASE


                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                          GOOD PERFORMANCE FOR Q3 2004


SINGAPORE, NOVEMBER 8, 2004 - China Yuchai International Limited (CYI) today announced good performance for the three months ended September 30, 2004 with net income of Rmb101.6 million (US$12.3 million) as compared to net income of Rmb77.5 million (US$9.4 million) for the same period in 2003.

Net sales of Rmb1,454.3 million (US$175.7 million) for the three months ended September 30, 2004 represents an increase of 56% compared to same period last year of Rmb929.3 million (US$112.3 million). Total unit sales of 45,617 diesel engines for the quarter ended September 30, 2004 was 29% higher than the same period last year of 35,427 diesel engines.

Net sales of Rmb4,181.0 million (US$505.2 million) for the nine months ended September 30, 2004 represents an increase of approximately 27% compared to Rmb3,303.3 million (US$399.1 million) for the same period last year. Total unit sales of 150,940 diesel engines for the nine months ended September 30, 2004 was approximately 16% higher than the same period last year of 130,631 diesel engines. This was due mainly to the strong unit sales in the first and third quarters 2004 arising from higher unit sales of Yuchai's 6112 heavy-duty diesel, 4-series light-duty diesel and industrial engines.

The overall gross margin of 28% for the nine months ended September 30, 2004 was 2% lower than the same period last year mainly due to product sales mix.

For the nine months ended September 30, 2004, selling, general and administrative expenses increased by approximately 12% due mainly to higher staff costs, transport charges and operating expenses arising from higher sales volume.

For the nine months ended September 30, 2004, trade account receivables and inventories increased as a result of higher sales volume and normal seasonality factors. Cash balances have decreased and bank borrowings have increased for the period ended September 30, 2004 mainly due to increased capital expenditure payments made and additional working capital requirements. During the quarter ended June 30, 2004 the amount due from Yuchai Marketing and Logistics Company Limited, a related company, was Rmb202.8 million. This amount has been reduced to Rmb173.4 million during the quarter ended September 30, 2004.

Basic and diluted net income per share for the six months ended June 30, 2004 was Rmb11.19 (US$1.35) compared to a basic and diluted net income per share of Rmb9.06 (US$1.09) for the same period in 2003.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                     TEL: (65) 6220 8411 FAX: (65) 6226 0502


Government industry statistics show that in the first nine months of 2004, there was an increase of approximately 16% in sales of trucks and buses in China compared to the same period last year. CYI believes that demand for new trucks and buses would have been higher if not for the implementation of the PRC Road Traffic legislation which came into effect on May 1, 2004, with heavy fines on overloading and non-compliance to vehicle standard specifications such as vehicle weight and length. Demand for new trucks returned in August 2004 with higher unit sales of heavy-duty trucks, buses and mini vans.

Mr Wrixon F. Gasteen, President and Director commented that "the good profit performance for the nine months ended September 30, 2004 was achieved due mainly to the strong unit sales recorded in the first and third quarters of 2004. Yuchai was able to achieve net income growth of approximately 24% for the nine months ended September 30, 2004 compared to same period last year. The market demand for diesel engines in China is expected to remain strong especially for heavy-duty trucks and buses due to continuing development of highways and improvements in logistical efficiency, notwithstanding the Chinese government's continued efforts at cooling its economy. We believe that CYI, as one of the top three manufacturers of diesel engines in China, should be able to take advantage of this growth demand."

CYI believes that Yuchai has a strong brand name in China with an extensive sales and marketing network. Yuchai's products are of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

OTHER EVENTS

Special general meeting of shareholders

On October 11, 2004, CYI held a special general meeting of its shareholders in Hong Kong. This special general meeting had been convened pursuant to a written requisition by Coomber Investments Limited (Coomber) dated August 20, 2004 pursuant to Bye-Law 24 of CYI's Bye-Laws. Coomber had requested CYI's shareholders to approve resolutions to (i) appoint two nominees of Coomber to the CYI's board of directors, (ii) appoint a nominee of Coomber to become the Chairman of the CYI's board of directors, and (iii) cancel CYI's special share and effect corresponding amendments to CYI's Bye-Laws to reflect such cancellation. None of these resolutions were carried at this special general meeting.

Appointment of new director

CYI is pleased to announce the appointment of Mr. Teo Tong Kooi as a director of CYI. This appointment was made at the meeting of CYI's board of directors held on October 11, 2004 to fill a vacancy on the board of directors. Mr. Teo is the chief executive officer and a director of Hong Leong Asia Ltd. Mr. Teo is now an executive director of Tasek Corporation Berhad which forms part of the building materials companies within the Hong Leong Group, having served as the managing director of that company up to September 30, 2004. Between 1994 and 2002, Mr. Teo held various senior managerial positions with Hong Leong Bank Berhad, Malaysia. In September 2003, he was appointed a committee member with the Small Debt Resolution Committee of Bank Negara Malaysia, the central

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                     TEL: (65) 6220 8411 FAX: (65) 6226 0502


bank of Malaysia and served in that position for a year. Mr. Teo holds a bachelor of science degree in Marketing Management and a master of business administration, both from the Golden Gate University, San Francisco.

Corporate governance at Yuchai

As previously disclosed in the Form 20-F filed on June 29, 2004, although CYI owns 76.4% of Yuchai's shares, it requires the cooperation of Yuchai's Chinese shareholders in the daily management and operation of Yuchai in order to fully exercise its controlling interest in Yuchai. CYI also needs the assistance and cooperation of the Guangxi Yuchai Machinery Holdings Company (the State Holding Company) in dealing with various matters, including the implementation of corporate governance procedures, the payment of dividends, the holding of Yuchai board meetings and the resolution of employee-related matters. From time to time, CYI experiences certain problems in obtaining such cooperation.

Yuchai management has, for example, on a number of occasions taken action without obtaining the prior requisite corporate approvals from the Yuchai board of directors or applicable board committee, as required by Yuchai's articles of association, as described in CYI's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2004. At the meeting of the board of directors of Yuchai held on September 9, 2004, a majority of the Yuchai directors ratified the prior disbursement of Rmb205 million (approximately US$30.2 million) by the Yuchai management as a loan to Yuchai Marketing and Logistics Company Limited ("Yuchai Marketing", also sometimes translated as "Yuchai Logistics", which term was used in CYI's current Form 20-F filing), a related company majority-controlled by the State Holding Company and Coomber. This decision of the Yuchai board was discussed at a meeting of the CYI board of directors on October 11, 2004. CYI has called for a meeting of Yuchai's shareholders on December 6, 2004 to discuss this and other recent corporate governance developments at Yuchai.

CYI has been advised that the loan is repayable by Yuchai Marketing to Yuchai over three years, and repayment is to be guaranteed by the State Holding Company. CYI has also requested Yuchai's legal advisors to confirm the enforceability of the loan and the guarantee. CYI has not received such confirmation to date but it is continuing to liaise with the Yuchai management to determine the detailed terms of the loan and the security provided for the loan.

Yuchai management has also not to date implemented the corporate governance guidelines which were approved by Yuchai's board of directors in November 2003, and CYI understands that Yuchai's management has not to date taken steps to obtain the necessary government approvals required for their formal adoption. CYI continues to believe that the adoption of such guidelines as contemplated in the July 2003 Agreement is important and continues to be in dialogue with the Chinese stakeholders at Yuchai to have such guidelines implemented.

Although CYI hopes that implementation of the restructuring contemplated in the July 2003 Agreement will resolve the foregoing issues, CYI is not presently able to determine when or on what terms any such restructuring will be implemented, if at all. CYI remains committed to working towards an agreed plan with the parties to the July 2003 Agreement

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                     TEL: (65) 6220 8411 FAX: (65) 6226 0502


with the goal of enhancing value for its shareholders as expeditiously as possible, but CYI believes that the parties may not be able to implement a restructuring in the manner contemplated in the July 2003 Agreement in the near future. However, CYI continues to be in dialogue with and has received proposals from representatives of the Chinese stakeholders regarding implementation of the July 2003 Agreement. CYI is also considering other alternatives to address these difficulties so as to protect the interests of the CYI's shareholders and preserve the value of CYI.

As a result, no assurances can be given that disagreements with Yuchai's Chinese shareholders will not recur in future, or that CYI will continue to be able to fully exercise its controlling interest in Yuchai if such disagreements recur, the result of which could have a material adverse effect on our financial condition, results or operations, business or prospects, including CYI's inability to consolidate Yuchai's financial statements.

CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.


China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502


Contact persons:  Mr Wrixon F. Gasteen, President
         Mr Philip Ting, Chief Financial Officer and Director


Note 1: CYI's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on September 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2004 or at any other date.

Note 2:  All financial data (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
FOR THE PERIOD ENDED SEPTEMBER 30, 2004
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                      For Quarter ended September 30,       For nine months ended September 30,
                                                    -----------------------------------     ------------------------------------

                                                      2003          2004          2004          2003         2004          2004
                                                      ----          ----          ----          ----         ----          ----
                                                    Rmb'000       Rmb'000       US$'000       Rmb'000      Rmb'000       US$'000

Net sales.......................................    929,328     1,454,281       175,710     3,303,289    4,181,013       505,161


Cost of goods sold..............................    632,920     1,116,387       134,885     2,304,259    2,998,282       362,260
                                                    -------     ---------       -------     ---------    ---------       -------

Gross profit....................................    296,408       337,894        40,825       999,030    1,182,731       142,901


Research and development cost...................     23,140        30,883         3,731        53,149       87,252        10,542

Selling, general and administrative expenses....    137,836       148,262        17,914       423,784      472,457        57,084
                                                    -------     ---------       -------     ---------    ---------       -------

Operating income................................    135,432       158,749        19,180       522,097      623,022        75,275

Finance cost....................................      3,972         6,654           804        14,136       20,461         2,472

Other net expense/(income)......................      3,989           239            28        (2,975)      (5,641)         (682)
                                                    -------     ---------       -------     ---------    ---------       -------
Income before income taxes and
    minority interests..........................    127,471       151,856        18,348       510,936      608,202        73,485


Income tax expense..............................     21,497        17,228         2,082        82,733       86,972        10,509
                                                    -------     ---------       -------     ---------    ---------       -------

Income before minority interests................    105,974       134,628        16,266       428,203      521,230        62,976


Minority interests in income of consolidated
    subsidiaries................................     28,501        33,024         3,990       108,199      125,656        15,182
                                                    -------     ---------       -------     ---------    ---------       -------

Net income......................................     77,473       101,604        12,276       320,004      395,574        47,794
                                                    =======     =========       =======     =========    =========       =======



Net income attributable to common shares           Rmb           Rmb           US$           Rmb          Rmb           US$
    Basic and diluted...........................     2.19          2.88          0.35          9.06        11.19          1.35
                                                    =======     =========       =======     =========    =========       =======


Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on September 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2004 or at any other date.

CHINA YUCHAI INTERNATIONAL LIMITED
SELECTED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)


                                                                         As of                          As of
                                                                   December 31, 2003              September 30, 2004
                                                                   -----------------              ------------------
                                                                       (Audited)                     (Unaudited)
                                                                       ---------                     -----------

                                                                         RMB                    RMB                US$

Cash Balances                                                           631,938                543,973            65,724

Trade Accounts Receivable, Net                                          849,611              1,336,126           161,434

Inventories, Net                                                        877,334              1,070,082           129,290

Amount due from related companies                                        32,886                173,435            20,955

Working Capital                                                         962,804              1,342,280           162,178

Total Assets                                                          4,033,632              5,219,996           630,693

Trade Accounts Payable                                                  731,966              1,054,383           127,393

Short-Term and Long-Term Borrowings                                     298,000                535,000            64,640
(including a loan from a related party as of December 31, 2003)

Shareholders' Equity                                                  1,991,687              2,387,261           288,435




Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2766 = US$1.00, the rate quoted by the People's Bank of China at the close of business on September 30, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2004 or at any other date.